FREE WRITING PROSPECTUS
FILED PURSUANT TO RULE 433
REGISTRATION FILE NO.: 333-184376-07

Deutsche Mortgage & Asset Receiving Corporation, COMM 2013-LC13 Mortgage Trust
Commercial Mortgage Pass-Through Certificates, Classes A-1, A-2, A-3, A-4, A-5 and X-A

September 20, 2013

UPDATE to the free writing prospectus (structural and collateral term sheet), dated September 16, 2013 (the “Term Sheet”), and the free writing prospectus, dated September 16, 2013 (the “Primary Free Writing Prospectus”), each relating to the classes of commercial mortgage pass-through certificates referenced above.

Capitalized terms used herein but not defined herein will have such meanings ascribed to them in the Primary Free Writing Prospectus.
***

COLLATERAL UPDATE

1)  With respect to the Mortgage Loan identified as 15 MetroTech Center on Annex A-1 to the Primary Free Writing Prospectus, (a) certain fees and expenses, including, but not limited to, Workout Fees, Liquidation Fees, Special Servicing Fees, primary servicing fees (calculated at 0.01% per annum), reimbursement of property advances with interest accrued thereon and certain related indemnification and other payments to any of various parties, will be paid before allocating the net collections on the 15 MetroTech Center Loan Combination among the 15 MetroTech Center Mortgage Loan and the 15 MetroTech Center Companion Loans, and (b) certain other fees and expenses will be specifically allocated to the 15 MetroTech Center Mortgage Loan or a 15 MetroTech Center Companion Loan. This supersedes anything to the contrary in the Primary Free Writing Prospectus or the Term Sheet.

2)  With respect to the Mortgage Loan identified as Aspen Heights Apartments on Annex A-1 to the Primary Free Writing Prospectus, (a) footnote (2) to the table of permitted future mezzanine debt in the Primary Free Writing Prospectus under “Description of the Mortgage Pool-Certain Terms and Conditions of the Mortgage Loans-Other Financing”, (b) footnote (1) to the chart entitled “Mortgage Loan Information” in the loan summary on Annex B to the Primary Free Writing Prospectus entitled “Collateral Asset Summary – Loan No. 20 – Aspen Heights Apartments” and (c) footnote (1) to the chart entitled “Mortgage Loan Information” in the portion of the Term Sheet entitled “Collateral Asset Summary – Loan No. 20 – Aspen Heights Apartments”, are each revised to read as follows: “Future mezzanine debt is permitted to be obtained by an affiliate of the mortgage borrower or, in connection with a sale of the property and assignment and assumption of the loan, by an affiliate of a third party permitted transferee, provided, among other things, that (i) the combined LTV is not greater than 72.0% (or 75.0% when the mezzanine borrower is the sole member of a third party permitted transferee), (ii) the combined DSCR is not less than 1.29x and (iii) the combined balance of the mortgage loan and the new mezzanine loan does not exceed $20.5 million.”

3)  With respect to the Mortgage Loan identified as Cronacher Portfolio on Annex A-1 to the Primary Free Writing Prospectus, the lease expiration date on Annex A-1 for the Walgreens – St.

Clair Shores Mortgaged Property tenant is revised to December 31, 2022.  Additionally, the following disclosure is added to footnote 21 on the Annex A-1 footnotes:

•
Loan No. 43- Cronacher Portfolio – The Walgreens – St. Clair Shores Mortgaged Property tenant expiration of December 31, 2022 represents the first termination option of the lease and Walgreens has a full lease term expiration of November 30, 2062.  Walgreens may also terminate its lease every five years following the initial termination option.

4)  With respect to the Mortgage Loan identified as Walgreens - Mt. Pleasant on Annex A-1 to the Primary Free Writing Prospectus, the lease expiration date on Annex A-1 for the Walgreens – Mt. Pleasant Mortgaged Property tenant is revised to December 31, 2027.  Additionally, the following disclosure is added to footnote 21 on the Annex A-1 footnotes:

•
Loan No. 56- Walgreens - Mt. Pleasant – The Walgreens - Mt. Pleasant Mortgaged Property tenant expiration of December 31, 2027 represents the first termination option of the lease and Walgreens has a full lease term expiration of November 30, 2077. Walgreens may also terminate its lease every five years following the initial termination option.

STRUCTURAL UPDATE

1)  The Closing Date is moved to September 27, 2013 and the weighted average life (in years) for the i) Class A-2 Certificates is revised to 4.93 and ii) Class A-M, Class B, Class C, Class D, Class E and Class F Certificates is revised to 9.95.

2)  Class A-SB, Class A-AB and Class A-4 Certificates.

The initial certificate balance of the Class A-4 Certificates, which were offered pursuant to the Primary Free Writing Prospectus, has been reduced from $100,000,000 to $97,100,000.  The Class A-SB certificates, which were offered pursuant to the Primary Free Writing Prospectus, will not be issued or offered.  A new class of Certificates, the Class A-AB Certificates, with an initial certificate balance of $76,198,000 (which was not offered by the Free Writing Prospectus and is not being offered hereby) will be issued by the issuing entity and will receive payments and be allocated losses as described in Attachment A to this free writing prospectus.  Additional information with respect to the Class A-4 and Class A-AB Certificates is set forth on Attachment A and Attachment B of this free writing prospectus.  The issuing entity will privately offer the Class A-AB Certificates pursuant to a separate Private Placement Memorandum.  The aggregate certificate balance of Certificates offered by the Primary Free Writing Prospectus is now $678,257,000.

3)  Class X-A Certificates.

The Class X-A certificates will have an aggregate notional amount equal to the aggregate principal balance of the Class A-1, Class A-2, Class A-AB, Class A-3, Class A-4, Class A-5 and Class A-M certificates outstanding from time to time.  The Pass-Through Rate applicable to the Class X-A Certificates for each Distribution Date will equal the weighted average of the respective strip rates (the “Class X-A Strip Rates”) at which interest accrues from time to time on the respective components of the total Notional Balance of the Class X-A Certificates outstanding immediately prior to the related Distribution Date (weighted on the basis of the respective balances of such components outstanding immediately prior to such Distribution Date).  Each of those components will have a component notional balance that corresponds to the Certificate Balance the Class A-1, Class A-2, Class A-AB, Class A-3, Class A-4, Class A-5 and Class A-M certificates, respectively.  The applicable Class X-A Strip Rate with respect to each such component for any Distribution Date will equal the excess, if any, of (a) the Weighted Average Net Mortgage Pass-Through Rate for such Distribution Date, over (b) the Pass-Through Rate for such Distribution Date for the Class of certificates that comprises such component.

3)  New Decrement Table.

Percentages of the Initial Certificate Balance
of the Class A-4 Certificates at the Specified CPRs
0% CPR During Lock-Out, Defeasance, Yield Maintenance
and Prepayment Premium—Otherwise at Indicated CPR

Date	0% CPR	25% CPR	50% CPR	75% CPR	100% CPR
Initial	100%	100%	100%	100%	100%
September 2014	100%	100%	100%	100%	100%
September 2015	100%	100%	100%	100%	100%
September 2016	100%	100%	100%	100%	100%
September 2017	100%	100%	100%	100%	100%
September 2018	100%	100%	100%	100%	100%
September 2019	100%	100%	100%	100%	100%
September 2020	100%	100%	100%	100%	100%
September 2021	100%	100%	100%	100%	100%
September 2022	100%	99%	99%	98%	89%
September 2023 and thereafter	0%	0%	0%	0%	0%
Weighted Average Life (years)	9.70	9.64	9.58	9.51	9.30

4)  Revised Issue Characteristics.

Class	Initial Certificate Balance(1)	Approximate Initial Credit Support	Description of Pass-Through Rate	Assumed Final Distribution Date(2)	Approximate Initial Pass-Through Rate	Weighted Average Life (Yrs.)(3)	Principal Window (Mos.)(3)	Anticipated Ratings (Moody’s/S&P/KBRA(4)
Offered Certificates
A-4	$97,100,000	30.000%(5)	(6)	August 2023%		9.70	109 – 119	Aaa(sf)/AAA(sf)/AAA(sf)
	Non-Offered Certificates
A-AB	$76,198,000	30.000%(5)	(6)	June 2023%		7.48	61 -117	Aaa(sf)/AAA(sf)/AAA(sf)

(1)	Approximate; subject to a variance of plus or minus 5.0%.

(2)
The assumed final distribution date with respect to each of the Class A-4 and Class A-AB certificates is the distribution date on which the final distribution would occur for the Class A-4 and Class A-AB certificates based upon the assumption that no mortgage loan is prepaid prior to its stated maturity date or anticipated repayment date, as applicable, and otherwise based on modeling assumptions described in the Primary Free Writing Prospectus.  The rated final distribution date for each of the Class A-4 and Class A-AB certificates is the distribution date in August 2046.  The actual performance and experience of the mortgage loans will likely differ from such assumptions.  See “Yield and Maturity Considerations” and “Ratings” in the Primary Free Writing Prospectus.

(3)
The weighted average life and principal window during which distributions of principal would be received as set forth in the table with respect to each of the Class A-4 and Class A-AB certificates is based on (i) modeling assumptions and prepayment assumptions described in the Primary Free Writing Prospectus, (ii) assumptions that there are no prepayments or losses on the mortgage loans and (iii) assumptions that there are no extensions of maturity dates and that mortgage loans with anticipated repayment dates are repaid on their respective anticipated repayment dates.

(4)
It is a condition to issuance of each of the Class A-4 and Class A-AB certificates that they receive the ratings set forth above.  Ratings shown are those of Moody’s Investors Service, Inc., Standard & Poor’s Ratings Services and Kroll Bond Rating Agency, Inc.  Certain nationally recognized statistical rating organizations, as such term is defined in Section 3(a)(62) of the Securities Exchange Act of 1934 that were not hired by the depositor may use information they receive pursuant to Rule 17g 5 under the Securities Exchange Act of 1934 to rate the certificates.  There can be no assurance as to what ratings a nationally recognized statistical rating organization other than Moody’s Investors Service, Inc., Standard & Poor’s Ratings Services  and Kroll Bond Rating Agency, Inc. would assign or that its report will not express differing, possibly negative, views of the mortgage loans and/or the offered certificates.  See “Risk Factors—Risks Related to the Offered Certificates—Ratings of the Offered Certificates” and “Ratings” in the Primary Free Writing Prospectus.

(5)	Represents the approximate initial credit support for the Class A-1, Class A-2, Class A-AB, Class A-3, Class A-4 and Class A-5 certificates, in the aggregate.

(6)
For any distribution date, the pass-through rate on each of the Class A-4 and Class A-AB certificates will equal one of (i) a fixed per annum rate, (ii) the weighted average of the net mortgage rates on the mortgage loans (in each case, adjusted, if necessary, to accrue on the basis of a 360 day year consisting of twelve 30 day months) as of their respective due dates in the month preceding the month in which such distribution date occurs, (iii) a rate equal to the lesser of a specified pass-through rate and the rate specified in clause (ii), or (iv) the rate specified in clause (ii), less a specified rate.

=====================================

ATTACHMENT A

Class A-4 and Class A-AB Certificates

The COMM 2013-LC13 Mortgage Trust Commercial Mortgage Pass-Through Certificates will receive distributions in accordance with the waterfall set forth below.

 On each Distribution Date, prior to the Crossover Date, the Available Funds for such Distribution Date will be distributed first to the Class A-1, Class A-2, Class A-AB, Class A-3, Class A-4, Class A-5, Class X-A, Class X-B and the Class X-C Certificates in the following amounts and order of priority:

First,  to the Class A-1, Class A-2, Class A-AB, Class A-3, Class A-4, Class A-5, Class X-A, Class X-B and Class X-C Certificates, in respect of interest, up to an amount equal to, and pro rata in accordance with, the respective Interest Accrual Amount for such Classes;

Second,  to the Class A-1, Class A-2, Class A-AB, Class A-3, Class A-4, Class A-5, Class X-A, Class X-B and Class X-C Certificates in respect of interest, up to an amount equal to, and pro rata in accordance with, the respective aggregate unpaid Interest Shortfalls previously allocated to such Classes;

Third,  to the Class A-1, Class A-2, Class A-AB, Class A-3, Class A-4 and Class A-5 Certificate in reduction of the Certificate Balances thereof, in the following priority:

(1)
first, to the Class A-AB Certificates, in reduction of the Certificate Balance thereof, an amount equal to the Principal Distribution Amount for such Distribution Date, until the Certificate Balance of the Class A-AB Certificates has been reduced to the Planned Principal Balance as set forth on Attachment B of this free writing prospectus for such Distribution Date;

(2)
then, to the Class A-1 Certificates, in reduction of the Certificate Balance thereof, an amount equal to the Principal Distribution Amount (or the portion thereof remaining after distributions on the Class A-AB Certificates pursuant to clause (1) above) for such Distribution Date, until the Certificate Balance of the Class A-1 Certificates has been reduced to zero;

(3)
then, to the Class A-2 Certificates, in reduction of the Certificate Balance thereof, an amount equal to the Principal Distribution Amount (or the portion thereof remaining after distributions on the Class A-1 and Class A-AB Certificates pursuant to clauses (1) and (2) above) for such Distribution Date, until the Certificate Balance of the Class A-2 Certificates has been reduced to zero;

(4)
then, to the Class A-3 Certificates, in reduction of their respective Certificate Balances, an amount equal to the Principal Distribution Amount (or the portion thereof remaining after distributions on the Class A-1, Class A-2 and Class A-AB Certificates pursuant to clauses (1), (2) and (3) above) for such Distribution Date, until the aggregate Certificate Balance of the Class A-3 Certificates has been reduced to zero;

(5)
then, to the Class A-4 Certificates, in reduction of the Certificate Balance thereof, an amount equal to the Principal Distribution Amount (or the portion thereof remaining after distributions on the Class A-1, Class A-2, Class A-AB and Class A-3 Certificates pursuant to clauses (1), (2), (3) and (4) above) for such Distribution Date, until the aggregate Certificate Balance of the Class A-4 Certificates has been reduced to zero;

(6)
then, to the Class A-5 Certificates, in reduction of the Certificate Balance thereof, an amount equal to the Principal Distribution Amount (or the portion thereof remaining after distributions on the Class A-1, Class A-2, Class A-AB, Class A-3 and Class A-4 Certificates pursuant to clauses (1), (2), (3), (4) and (5) above) for such Distribution Date, until the aggregate Certificate Balance of the Class A-5 Certificates has been reduced to zero; and

(7)	then, to the Class A-AB Certificates, in reduction of the Certificate Balance thereof, an amount equal to the Principal Distribution Amount (or the portion thereof remaining after distributions on the Class A-1, Class A-2, Class A-AB, Class A-3, Class A-4 and Class A-5 Certificates pursuant to clauses (1), (2), (3), (4), (5) and (6) above) for such Distribution Date, until the Certificate Balance of the Class A-AB Certificates has been reduced to zero; and

Fourth,  to the Class A-1, Class A-2, Class A-AB, Class A-3, Class A-4 and Class A-5 Certificates, to the extent not distributed pursuant to all prior clauses, for the unreimbursed amounts of Realized Losses, if any, an amount equal to, and pro rata based upon, the aggregate of such unreimbursed Realized Losses previously allocated to such Class.

Notwithstanding the foregoing, on each Distribution Date occurring on or after the Crossover Date, regardless of the allocation of principal payments described in priority Third above, the Principal Distribution Amount for such Distribution Date will be distributed to the Class A-1, Class A-2, Class A-AB, Class A-3, Class A-4 and Class A-5 Certificates, pro rata, based on their respective Certificate Balances, in reduction of their respective Certificate Balances, until the Certificate Balance of each such Class is reduced to zero.  The “Crossover Date” is the Distribution Date on which the Certificate Balance of each Class of Sequential Pay Certificates (other than the Class A-1, Class A-2, Class A-AB, Class A-3, Class A-4 and Class A-5 Certificates, is (or will be) reduced to zero.  The Class X-A, Class X-B and Class X-C Certificates will not be entitled to any distribution of principal.

Any reduction of the Certificate Principal Balances of the Class A-1, Class A-2, Class A-AB, Class A-3, Class A-4 and Class A-5 Certificates in connection with Realized Losses will be applied on a pro rata basis based on their respective Certificate Balances.

Distributions of Prepayment Premiums and Yield Maintenance Charges to the Class A-AB Certificates will be made in substantially the same manner as such amounts are distributed among the Class A-1 through Class D Certificates as described in “Description of the Offered Certificates—Distributions—Prepayment Premiums and Yield Maintenance Charges” in the Primary Free Writing Prospectus.

ATTACHMENT B

CLASS A-AB PLANNED PRINCIPAL BALANCE

Period	Balance ($)	Period	Balance ($)	Period	Balance ($)
Initial Balance	76,198,000.00	40	76,198,000.00	80	51,526,138.83
1	76,198,000.00	41	76,198,000.00	81	50,292,134.99
2	76,198,000.00	42	76,198,000.00	82	48,953,091.06
3	76,198,000.00	43	76,198,000.00	83	47,707,229.16
4	76,198,000.00	44	76,198,000.00	84	46,455,626.08
5	76,198,000.00	45	76,198,000.00	85	45,099,471.93
6	76,198,000.00	46	76,198,000.00	86	43,835,850.40
7	76,198,000.00	47	76,198,000.00	87	42,468,011.74
8	76,198,000.00	48	76,198,000.00	88	41,192,262.21
9	76,198,000.00	49	76,198,000.00	89	39,910,633.40
10	76,198,000.00	50	76,198,000.00	90	38,329,667.14
11	76,198,000.00	51	76,198,000.00	91	37,034,842.40
12	76,198,000.00	52	76,198,000.00	92	35,636,667.52
13	76,198,000.00	53	76,198,000.00	93	34,329,430.37
14	76,198,000.00	54	76,198,000.00	94	32,919,187.97
15	76,198,000.00	55	76,198,000.00	95	31,599,425.28
16	76,198,000.00	56	76,198,000.00	96	30,273,579.89
17	76,198,000.00	57	76,198,000.00	97	28,845,246.28
18	76,198,000.00	58	76,198,000.00	98	27,506,705.73
19	76,198,000.00	59	76,198,000.00	99	26,066,029.71
20	76,198,000.00	60	76,198,000.00	100	24,714,678.28
21	76,198,000.00	61	76,197,472.33	101	23,357,098.14
22	76,198,000.00	62	74,999,413.66	102	21,707,213.64
23	76,198,000.00	63	73,686,253.35	103	20,335,768.01
24	76,198,000.00	64	72,476,670.79	104	18,863,101.18
25	76,198,000.00	65	71,261,538.02	105	17,478,544.71
26	76,198,000.00	66	69,713,676.04	106	15,993,131.32
27	76,198,000.00	67	68,485,861.01	107	14,595,344.49
28	76,198,000.00	68	67,143,771.70	108	13,191,114.31
29	76,198,000.00	69	65,904,162.69	109	11,725,928.66
30	76,198,000.00	70	64,550,607.31	110	10,346,290.66
31	76,198,000.00	71	63,299,097.27	111	8,868,392.46
32	76,198,000.00	72	62,041,844.05	112	7,475,559.30
33	76,198,000.00	73	60,671,135.04	113	6,076,294.69
34	76,198,000.00	74	59,401,820.64	114	4,396,807.44
35	76,198,000.00	75	58,019,385.80	115	2,900,380.32
36	76,198,000.00	76	56,737,900.73	116	1,408,689.18
37	76,198,000.00	77	55,491,990.44	117	0.00
38	76,198,000.00	78	54,076,011.17
39	76,198,000.00	79	52,853,758.31

__________________

Investors are urged to read the final prospectus supplement relating to these securities because it contains important information regarding the offering that is not included herein.  The issuer, any underwriter or any dealer participating in the offering will arrange to send you the final prospectus supplement if you request it by calling toll-free 1-800-503-4611 or e-mailing a request to prospectus.cpdg@db.com.

The asset-backed securities referred to in these materials, and the asset pool backing them, are subject to modification or revision (including the possibility that one or more classes of securities may be split, combined or eliminated at any time prior to issuance or availability of a final prospectus) and are offered on a "when, as and if issued" basis.  You understand that, when you are considering the purchase of these securities, a contract of sale will come into being no sooner than the date on which the relevant class has been priced and we have confirmed the allocation of securities to be made to you; any "indications of interest" expressed by you, and any "soft circles" generated by us, will not create binding contractual obligations for you or us.

Because the asset-backed securities are being offered on a "when, as and if issued" basis, any such contract will terminate, by its terms, without any further obligation or liability between us, if the securities themselves, or the particular class to which the contract relates, are not issued.  Because the asset-backed securities are subject to modification or revision, any such contract also is conditioned upon the understanding that no material change will occur with respect to the relevant class of securities prior to the closing date.  If a material change does occur with respect to such class, our contract will terminate, by its terms, without any further obligation or liability between us (the "Automatic Termination").  If an Automatic Termination occurs, we will provide you with revised offering materials reflecting the material change and give you an opportunity to purchase such class.  To indicate your interest in purchasing the class, you must communicate to us your desire to do so within such timeframe as may be designated in connection with your receipt of the revised offering materials.

The information contained in these materials may be based on assumptions regarding market conditions and other matters as reflected herein.  Deutsche Bank Securities Inc. and the other underwriters make no representation regarding the reasonableness of such assumptions or the likelihood that any such assumptions will coincide with actual market conditions or events, and these materials should not be relied upon for such purposes.  The underwriters and their respective affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of these materials, may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options).  Deutsche Bank Securities Inc. and the other underwriters may have an investment or commercial banking relationship with the issuer.

Information in these materials is current as of the date appearing on the material only.  This free writing prospectus is not required to contain all information that is required to be included in the base prospectus and the prospectus supplement.  The information in this free writing prospectus is preliminary and subject to change.  Information in these materials regarding any securities discussed herein supersedes all prior information regarding such securities.  These materials are not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal.  You should consult your own counsel, accountant and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The issuer has filed a registration statement (including a prospectus) with the SEC (registration statement file no. 333-184376) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-503-4611 or by e-mailing a request to prospectus.cpdg@db.com.  The securities may not be suitable for all investors.

IRS CIRCULAR 230 NOTICE:  THIS MATERIAL IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF AVOIDING U.S. FEDERAL, STATE OR LOCAL TAX PENALTIES.  THIS MATERIAL IS WRITTEN AND PROVIDED BY THE UNDERWRITERS IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN.  INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.